

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 15, 2022

BY EMAIL

Thomas S. Harman, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Morgan Stanley Portfolios, Series 58
         File No. 333-265167

Dear Mr. Harman:

On May 24, 2022, you filed a registration statement on Form S-6 for Morgan Stanley Portfolios, Series 58 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Investment Concept and Selection Process (pages 2-3)

The first paragraph mentions "Morgan Stanley Wealth Management Global Investment Office ('MSWM GIO')." Please explain to the staff supplementally, the relationship between the Trust's Sponsor and MSWM GIO, if any. Also, please disclose:

    (a)   The specific nature of MSWM GIO's business.

    (b)   To the extent not already done so, the material terms and nature of the services MSWM GIO provides to the Trust. Also, file any related agreements governing those arrangements as exhibits to the registration statement.

    (c)   Any compensation MSWM GIO receives for the services it performs for the Trust.

Please disclose the types of equity securities in which the Trust may invest. Relatedly, we note the Principal Risk Factors, in the second paragraph, indicates the "Trust consists of common stocks." Please add corresponding disclosure to the Investment Concept and Selection Process section.

The second paragraph refers to "large-cap" equities and the "U.S. equity market" and "U.S. equity universe." Will the Trust invest only in the issue of U.S. large capitalization companies? Please clarify the applicable capitalization sizes and types of issuers for inclusion in the Trust's portfolio. In identifying these issuers, indicate their respective structures (*e.g.*, registered U.S. corporations). Also, please add corresponding risks to the Principal Risk Factors section.

(a)   If the Trust is using the phrases "U.S. equity market" and "U.S. equity universe" as synonyms, please revise the text to use only one of these phrases for purposes of plain English. If not, please explain the difference in the text in plain English.

The first paragraph seems to suggest that for inclusion in the Trust's 80% basket, a "GARP security" must possess each "GARP characteristic" noted in the second sentence (*i.e.*, "consistent earnings and sales growth, favorable valuation metrics, and solid financial strength and profitability"). Is this so or does the Trust consider a company that has a minimum of one of these characteristics to be a GARP company? Please clarify the disclosure accordingly.

The second paragraph indicates that MSWM GIO uses its "proprietary stock scoring system . . . to provide an *objective*, quantitative methodology. . . ." (Emphasis added.) Please clarify in plain English how this propriety system operates in an objective manner.

Please clarify in plain English the difference, or explain the relationship, between the Trust's "proprietary stock scoring system" and the Trust's "Tactical Equity Framework."

Please identify the "independent financial data provider" referenced in the fourth bullet point.

In the tenth bullet point please clarify in plain English, the meaning of a "weighted average estimated long-term growth similar to" that of the Selection Universe."

Based on the second paragraph, the Trust's portfolio will invest in the sectors defined by the Global Industry Classification Standard. Relatedly, the fifth bullet point in the Principal Risk Factors section states the "Trust's portfolio invests significantly in a number of sectors." We note that the Risk Factors section starting on page 15 discusses certain sectors in which the Trust "may invest significantly," (*e.g.*, Communications Services, Consumer Products, Health Care, and Information Technology). Please briefly identify in this Investment Concept and Selection Process section any such sector in which the Trust "may invest significantly" and add brief corresponding risk disclosure to the Principal Risk Factors section.

The last two bullet points state the methodology to identify portfolio companies includes, "checking that an independent risk model does not predict that the portfolio will be significantly more volatile than the broader stock market as a whole; and checking that an independent risk model does not predict that the portfolio's anticipated tracking error will significantly deviate from the Selection Universe." Please clarify this disclosure in plain English, including the meaning of "significantly" as used in each respective bullet point and explain what will occur upon reaching either "significant" threshold.

We note that while the Trust's investment objective is "capital appreciation," the penultimate paragraph in this Investment Concept and Selection Process suggests the Trust's investment objective is "relative and absolute total returns." Please reconcile these disclosures. Also, if the Trust is seeking "relative return," against what benchmark will the Trust measure the performance of the Trust's portfolio. Please clarify the disclosure accordingly.

Notes to Portfolio (page 10)

Following the enumerated text in this Notes to Portfolio section, the Trust discloses certain conflicts of interest concerns about the "Sponsor and/or its affiliates." Relatedly on page 20, the third paragraph under the heading Underwriter's and Sponsor's Profits directs the reader to "refer to the discussion immediately following the Notes to Portfolio for additional information." With an eye toward plain English and clarity, please relocate to the Underwriter's and Sponsor's Profit section, the current conflict of interest disclosure appearing under the Notes to Portfolio section or explain why it is appropriate to disclose this information in its current location. Will the Trust be adding additional information to the Notes to Portfolio section?

Description of the Trust (page 11)

At an appropriate location, please add a "Conflicts of Interest" section to the disclosure. We note Morgan Stanley Portfolios has included such a section in certain other registration statements (*e.g.*, Form S-6 Moran Stanley Portfolios, Series 45 filed on October 2, 2020 to register securities for the Life After Covid unit investment trust).

Contents of Registration Statement (page S-2)

Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934. *See* General Instruction 3(a)(3) of Form S-6.

If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 ("Securities Act"), please add an undertaking to the registration statement that states the indemnification language of Rule 484.

* * * * * *

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that since the Trust and its sponsor are in possession of all the facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

Sincerely,

/s/ *Kimberly A. Browning*

Kimberly A. Browning
Senior Counsel

cc: Michael Spratt, Assistant Director